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                                                       Exhibit 12

   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                      PREFERRED DIVIDENDS

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                                             Year Ended December 31,
                                     1996     1995     1994      1993      1992

Earnings (Loss) before income
 taxes and other items (1)         $196.2   $116.2   $115.2   $(239.7)  $(344.3)
Earnings (Loss) of majority owned
 affiliates - not consolidated          -        -        -        -       (0.6)
Total earnings (loss) before
 income taxes and other items       196.2    116.2    115.2    (239.7)   (343.7)

Add:
Interest                             10.6     30.6     32.2      46.8      54.8
Interest portion of rentals (2)      13.9     14.0     14.0      14.6      19.0

Adjusted earnings (loss) before
 income taxes and other items      $220.7   $160.8   $161.4   $(178.3)  $(269.9)
Dividends on preferred stock:
Preferred dividend requirements     $13.0    $23.8    $26.0     $12.9      $1.7
Pre-tax to net income ratio (3)       93%      84%      85%      100%      100%
Preferred dividend factor on a
 pre-tax basis                       14.0     28.3     30.6      12.9       1.7
Interest                             10.6     30.6     32.2      46.8      54.8
Interest portion of rentals          13.9     14.0     14.0      14.6      19.0

Fixed charges and preferred
 dividends                          $38.5    $73.0    $76.8     $74.3     $75.5

Ratio of earnings to combined
 fixed charges and preferred         5.73     2.20     2.10
 dividends

Earnings to combined fixed charges
 and preferred dividends                                       $252.6    $345.4
 deficiency




(1) Results include discontinued operations and are restated for the poolings of Comdata and Resumix in 1995.
(2)  Assumed to be one-third of rental expense.
(3) Represents the reciprocal of the ratio of the income tax provision to earnings before income taxes. A tax gross-up would not have a material effect prior to 1994.


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